N E W S R E L E A S E

November 8, 2012

Nevsun Reports Strong Third Quarter 2012 Financial Results

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) today reported financial and operating results for the third quarter ended September 30, 2012.

This release should be read in conjunction with Nevsun Resources Ltd.’s (“Nevsun” or the “Company”) 2012 third quarter Management Discussion and Analysis (“MD&A”), which can be found at www.nevsun.com/investors/financials.  Unless otherwise noted, with the exception of earnings per share and cash cost per ounce figures, all results are in thousands of US dollars.

Third quarter 2012 highlights

  Mined 316,000 tonnes of ore at 5.21 g/t gold
  Produced 98,000 ounces of gold; 267,000 ounces in the nine months ended September 30, 2012
  Net income attributable to Nevsun shareholders was $44.2 million, representing earnings of $0.22 per share
  Cash costs of $307 per ounce of gold(1)

Outlook

  Expects to exceed previously announced 2012 gold production target of 280,000 – 300,000 ounces
  Oxide gold production expected to continue into Q2 2013
  Copper plant expansion on budget and on schedule with commissioning expected for mid-2013
  Mineral resource estimate for North West Zone deposit is expected to be released by mid-2013
  Expects to release its exploration plans for Mogoraib region in Q1 2013

Financial review

The Bisha copper plant expansion continues on schedule and on budget.  The copper plant expansion is entirely funded by Bisha operating cash flows.  As a result, Nevsun has not had to access debt or equity markets to fund the expansion and Nevsun's balance sheet remains clear of long-term debt obligations.

Revenues for the three months ended September 30, 2012 were $169,992, a decrease from the three months ended September 30, 2011 of $186,502, resulting from fewer gold ounces sold, with 96,700 ounces sold in the three months ended September 30, 2012 compared to 108,600 ounces sold in the same period in 2011 and from a lower realized gold price per ounce with $1,681 realized in Q3 2012, compared to $1,715 in Q3 2011.  The lower Q3 2012 production resulted from the previously mentioned lower milled grade and from lower recoveries with 87% for Q3 2012 as compared with 89% for Q3 2011.  The comparatively lower milled grades and recoveries were expected, based on the ore type for the section of the pit that was processed in Q3 2012.  The Company had silver by-product sales of $7,442 and $1,125, respectively, for the three month periods ended September 30, 2012 and 2011.

Operating expenses for the three months ended September 30, 2012 of $29,196 (three months ended September 30, 2011 - $20,939) increased from the same period in the prior year mostly due to increases in fuel, mill consumables and labour costs and costs associated with an increased volume of waste removal.  Royalties for the three month periods ended September 30, 2012, and 2011 were $8,154, and $9,276, respectively.

1 Non-GAAP measure, refer to page 10 of the Q3 2012 MD&A

1

Net income attributable to Nevsun shareholders for the three months ended September 30, 2012 was $44,211, a decrease of $9,112 over the same period in the prior year due to lower revenues and higher costs, as explained above.  Earnings per share attributable to Nevsun shareholders for the three months ended September 30, 2012 was $0.22, a decrease of $0.05 per share over the same period in 2011.

Gold cash costs per ounce sold for the three months ended September 30, 2012 were $307(2), which included $77 per ounce in silver by-product credits, while gold cash costs per ounce sold for the same period in 2011 were $267, which included $10 per ounce in silver by-product credits.

The Company’s cash and cash equivalents at September 30, 2012, were $378,925, up from $347,582 as at December 31, 2011.  The Company generated $79,632 and $102,911, respectively, from its operating activities for the three month periods ended September 30, 2012 and 2011.  There were $30,037 of income taxes paid in Q3 2012 and $nil paid in the comparative period.

During the three months ended September 30, 2012, the Company used $44,857 (three months ended September 30, 2011 - used $44,722) in its financing activities.  During Q3 2012, the Company received $5,731, and $369 in related interest, as partial payment on the sale of 30% of the Bisha Mine to the State-owned Eritrean National Mining Corporation.  No such proceeds were received in Q3 2011.

Operations review

Milled grade increased from 6.58 grams per tonne (“g/t”) in Q1 2012 to 7.40 g/t in Q3 2012 as a result of pockets of high grade acid domain ore that were encountered in the pit.  The ore in these extremely high grade pockets has poor competency making it difficult to anticipate with exploration core drilling while also requiring sophisticated stockpile blending to facilitate successful processing and recovery of the precious metals.  Average metallurgical recoveries for the nine months ended September 30, 2012 of 86% are lower than the 89% experienced in the comparative prior period as a result of the changing nature of the ore and was expected.

The Company’s gold production for Q1, Q2, and Q3 2012 was 82,000, 87,000 and 98,000 ounces respectively.  The total for the nine months ended September 30, 2012, of 267,000 was 4% lower than the 278,000 produced in the comparative prior period.

Ore mined was significantly higher in Q2 2012 at 500,000 tonnes, relative to Q1 and Q3 2012 at 349,000 and 316,000 tonnes respectively, as a result of stockpiling in Q2 to prepare for the rainy season that runs from mid-June to mid-September.  Waste mined in Q3 2012 of 2,590,000 tonnes increased when compared to the 1,826,000 and 1,659,000 tonnes mined in Q1 and Q2, respectively..

The increase in the Q3 2012 waste tonnes mined and corresponding increase in strip ratio to 10.3 was in accordance with expectations.  Copper phase pre-stripping was completed in Q2 2012 so costs related to copper phase waste tonnes are no longer deferred, adding to the strip ratio in Q3.  In addition, strip ratio increased as a result of increased pit depth and the newly planned shallower pit walls due to updated geotechnical assessments, as noted in the August 31, 2012 Technical Report.  Strip ratio levels similar to Q3 are expected to continue for the next 3 – 4 quarters, however a life of mine strip ratio of 6.6:1 is predicted in the August 31, 2012 Technical Report.

Reserves update

On September 7, 2012, the Company filed the Canadian National Instrument 43-101 Technical Report (the August 31, 2012 Technical Report) in support of previously announced increased mineral resources and mineral reserves estimates for Bisha.  Expressed as contained metal, the copper reserves estimate increased 6% and the zinc reserves estimate increased 38% as of May 31, 2012, compared with the previous reserves estimate effective date January 1, 2011.

Exploration and development

Copper phase development:

The Company continued work on copper phase development activities during Q3 2012, expending $19,630 on the copper phase.  Total capital for the copper phase expansion is expected to be approximately $125,000, including the copper plant, port facilities and concentrate shipping equipment.  The Company is taking the same approach to eliminate price risk on construction that it was successfully able to accomplish during the build of the gold plant.  As at September 30, 2012, $92,471 had been spent, ordered or arranged, thereby fixing nearly three quarters of the expected project costs.  The copper flotation plant is targeted to be operational in mid-2013.  SENET of South Africa is the engineering, procurement, and construction management contractor. Photos of the expansion can be found at www.nevsun.com/projects/photogallery/copperphase.

2 Non-GAAP measure, refer to page 10 of the Q3 2012 MD&A

2

Harena:

In early July 2012, the State of Eritrea granted a mining license to Bisha Mining Share Company for the Harena deposit, located 9 km south of the Bisha plant.  The Company started extracting Harena ore in October and processing it at the Bisha plant in November.

North West Zone:

The Company has planned a metallurgical and geotechnical drilling campaign for Q4 2012 with plans to prepare a resource estimate for the North West Zone by mid-2013.

Mogoraib:

On October 10, 2012 the Company closed the acquisition of the Mogoraib exploration license in Eritrea, which includes the Hambok copper and zinc deposit.  Consideration for the acquisition was $5,000, plus an additional possible $7,500 upon commencement of commercial production from the licensed area.

While management does not believe Hambok is economic as a stand-alone deposit, the Company plans to undertake further exploration and, with the Bisha plant a short distance away, believes Hambok may become an extension for the Bisha base metal operations.  The Company expects to announce its exploration plans for the region in Q1 2013.

If additional exploration is successful and base metals reserves are identified, then the Company may consider increasing the planned capacity of the zinc and copper plant when the Bisha plant transitions from copper to zinc in 2015 or 2016.

Conference call details

The Company will hold a conference call on Thursday, November 8, 2012 at 8:30AM Vancouver / 11:30AM Toronto, New York / 4:30 PM London, to discuss the quarterly results.  Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 416-340-2219 / 1 866-226-1798 UK: 00800-9559-6849 (toll free) Other International: +1 416-340-2219

The conference call will be available for replay until November 15, 2012 by calling +1 905-694-9451 / 1 800-408-3053 and entering passcode 7510681.

Forward Looking Statements

The above contains forward-looking statements regarding future gold production, future gold recoveries, gold production grades, future gold cash production costs, future copper phase expansion, timing of copper production, and future Mogoraib exploration programs. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, or unforeseen government actions; (iv) the Company experiences the loss of key personnel; (v) the mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013.

Other risks are more fully described in the Company’s most recent Management Discussion and Analysis, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s Annual Information Form, 2011 annual Management Discussion and Analysis, and 2012 third quarter Management Discussion and Analysis for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Summarized financial and operating results

Financial results: In US $000s (except per share and per ounce data):

				Nine months ended September 30,
	Q3 2012	Q2 2012	Q1 2012	2012	2011(1)
Revenues	$169,992	$147,713	$149,390	$467,095	$376,902
Operating income	125,482	109,671	110,628	345,781	288,529
Net income attributable to Nevsun shareholders	44,211	39,568	41,238	125,017	100,412
Earnings per share attributable to Nevsun shareholders	0.22	0.19	0.21	0.62	0.51
Total assets	$855,433	$813,352	$747,148	$855,433	$700,769

Gold production and sales statistics(2):

				Nine months ended September 30,
	Q3 2012	Q2 2012	Q1 2012	2012	2011
Tonnes milled	465,000	465,000	430,000	1,360,000	1,351,000
Milled gold grade (g/t)(5)	7.40	6.93	6.58	6.98	7.30
Recovery, % of gold	87%	85%	86%	86%	89%
Gold in doré, ounces produced	98,000	87,000	82,000	267,000	278,000
Gold ounces sold	96,700	87,500	83,100	267,300	270,100
Gold price realized per ounce	$1,681	$1,599	$1,712	$1,664	$1,605
Cash cost per ounce sold(3)	$307	$253	$277	$280	$287

Mining statistics:

				Nine months ended September 30,
	Q3 2012	Q2 2012	Q1 2012	2012	2011
Ore mined, tonnes	316,000	500,000	349,000	1,165,000	1,230,000
Mined gold grade, g/t(5)	5.21	6.04	4.71	5.42	7.70
Waste mined, tonnes(4)	2,590,000	1,659,000	1,826,000	6,075,000	5,732,000
Strip ratio (using BCMs)(6)	10.3	4.0	6.2	6.3	6.6
Copper phase prestrip, tonnes	-	481,000	739,000	1,220,000	-

(1)	The 2011 revenues, operating income, net income attributable to Nevsun shareholders and earnings per share attributable to Nevsun shareholders contain results from February 22, 2011 to March 31, 2011 and February 22, 2011 to September 30, 2011 only.
(2)	The 2011 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 were considered pre-production and capitalized to property, plant and equipment.
(3)	Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see pg 10 of the MD&A for more information.
(4)	All waste tonnes mined reflect updated rock density estimates.
(5)	The milled grade is consistently higher than the mined grade. This demonstrates the difficulty in estimating and testing mined grade as a result of the very high grade pockets of oxide and supergene transitional ore, as described on pg 5 and 6 of the MD&A.
(6)	The increase in the Q3 2012 strip ratio to 10.3 was in accordance with expectations. Copper phase pre-stripping was completed in Q2 2012 so copper phase waste tonnes are no longer deferred, adding to the strip ratio in Q3. In addition, strip ratio increased as a result of increased pit depth and the newly planned shallower pit walls due to updated geotechnical assessments, as noted in the August 31, 2012 Technical Report. Strip ratio levels similar to Q3 are expected to continue for the next 3 – 4 quarters, however a life of mine strip ratio of 6.6:1 is predicted in the August 31, 2012 Technical Report.

Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Commercial operations commenced February 22, 2011:
Revenues	$169,992	$186,502	$467,095	$376,902
Cost of sales
Operating expenses	(29,196)	(20,939)	(75,202)	(51,965)
Royalties	(8,154)	(9,276)	(22,934)	(18,762)
Depreciation and depletion	(7,160)	(9,343)	(23,178)	(17,646)
Operating income(1)	125,482	146,944	345,781	288,529

Administrative	(3,220)	(3,730)	(5,116)	(11,046)
Finance income	899	2,445	3,104	2,481
Finance costs	(153)	(595)	(459)	(1,987)
Income before taxes	123,008	145,064	343,310	277,977

Income taxes	(47,372)	(55,864)	(132,046)	(106,279)
Net income	75,636	89,200	211,264	171,698

Other comprehensive income:
Unrealized loss on available-for-sale investment, net of tax	-	(40)	-	(166)
Comprehensive income	$75,636	$89,160	$211,264	$171,532

Income for the period attributable to:
Nevsun shareholders	44,211	53,323	125,017	100,412
Non-controlling interest	31,425	35,877	86,247	71,286
	$75,636	$89,200	$211,264	$171,698

Comprehensive income for the period attributable to:
Nevsun shareholders	44,211	53,283	125,017	100,246
Non-controlling interest	31,425	35,877	86,247	71,286
	$75,636	$89,160	$211,264	$171,532

Earnings per share attributable to Nevsun shareholders:
Basic	$0.22	$0.27	$0.62	$0.51
Diluted	$0.22	$0.27	$0.61	$0.50
(1)  Operating income for the comparative periods is from July 1 to September 30, 2011 and February 22 to September 30, 2011.

Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Cash provided by (used in):
Operating:
Income for the period	$75,636	$89,200	$211,264	$171,698
Items not involving the use of cash:
Accretion on reclamation liability	153	153	459	356
Depreciation and depletion	7,165	9,343	23,182	17,646
Income taxes	47,372	55,864	132,046	106,279
Share-based payments and stock appreciation rights	1,219	2,493	751	7,730
Interest income on due from non-controlling interest	(816)	(2,414)	(2,929)	(2,414)
Interest expense on advances from non-controlling interest	-	406	-	1,495
Changes in non-cash operating capital:
Accounts receivable and prepaids	(16,308)	(44,440)	(33,796)	(45,456)
Inventories	(4,002)	(5,367)	(10,963)	(13,402)
Accounts payable and accrued liabilities	(750)	(2,327)	(3,625)	(1,756)
Income taxes paid	(30,037)	-	(169,586)	-

Net cash provided by (used in) operating activities	79,632	102,911	146,803	242,176
Investing:
Proceeds on sale of pre-production gold sales	-	-	-	48,613
Expenditures on property, plant and equipment – gold phase	(2,415)	(8,559)	(9,210)	(35,096)
Expenditures on property, plant and equipment – copper phase	(19,630)	(8,711)	(46,294)	(12,608)
Expenditures on exploration and evaluation	(2,600)	(1,680)	(4,850)	(4,565)
Changes in non-cash working capital related to investing activities	(555)	-	(1,696)	-

Net cash provided by (used in) investing activities	(25,200)	(18,950)	(62,050)	(3,656)
Financing:
Dividends paid to Nevsun shareholders	(9,976)	(5,935)	(19,989)	(5,935)
Dividends paid to non-controlling interest	(38,000)	-	(64,000)	-
Receipt of purchase price settlement from non-controlling interest	5,731	-	34,223	-
Interest received on due from non-controlling interest	369	-	1,773	-
Principal and interest paid on loan from non-controlling interest	-	-	-	(4,103)
Repayment of advances from non-controlling interest	-	(41,000)	-	(58,000)
Issuance of common shares, net of issue costs	160	2,213	855	6,035
Repurchase and cancellation of common shares	(3,141)	-	(6,272)	-

Net cash used in financing activities	(44,857)	(44,722)	(53,410)	(62,003)
Increase in cash and cash equivalents	9,575	39,239	31,343	176,517
Cash and cash equivalents, beginning of period	369,350	187,423	347,582	50,145
Cash and cash equivalents, end of period	$378,925	$226,662	$378,925	$226,662
Non-cash investing and financing transactions:
Reclassification of share-based payments reserve to share capital upon exercise of options	49	880	280	2,255
Depreciation capitalized to property, plant and equipment	-	-	-	397
Share-based payments capitalized to property, plant and equipment	-	-	-	276
Closure and reclamation increase in property, plant and equipment	-	-	-	1,074
Interest capitalized to property, plant and equipment	-	-	-	693
Stock appreciation rights liability settled with common shares	-	8,451	-	8,451

Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	September 30, 2012	December 31, 2011

Assets

Current assets
Cash and cash equivalents	$378,925	$347,582
Accounts receivable and prepaids	54,285	20,490
Inventories	43,839	32,099
Due from non-controlling interest	-	11,137
	477,049	411,308

Non-current assets
Due from non-controlling interest	62,382	84,312
Property, plant and equipment	316,002	279,606
	378,384	363,918
Total assets	$855,433	$775,226

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	$18,618	$24,651
Dividends payable	-	10,013
Income taxes payable	67,067	103,670
	85,685	138,334

Non-current liabilities
Deferred income taxes	15,249	16,187
Provision for closure and reclamation	13,692	13,233
	28,941	29,420
Total liabilities	114,626	167,754

Equity
Share capital	404,168	409,305
Share-based payments reserve	12,920	11,736
Retained earnings	191,424	76,383
Equity attributable to Nevsun shareholders	608,512	497,424

Non-controlling interest	132,295	110,048
Total equity	740,807	607,472
Total liabilities and equity	$855,433	$775,226